UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

FriendFinder Networks Inc.

Interactive Network, Inc.

(Names of Applicants)

6800 Broken Sound Parkway, Suite 200

Boca Raton, Florida 33487
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

TITLE OF CLASS	AMOUNT
14.0% Senior Secured Notes due 2018	$234,286,908.16 aggregate principal amount, plus any additional principal issuable as interest payable on the existing 14.0% Senior Secured Notes due 2013

Approximate date of proposed public offering:
As soon as practicable after confirmation of the Plan of Reorganization (as defined herein)

Name and address of agent for service: Anthony Previte, Chief Executive Officer FriendFinder Networks Inc. 6800 Broken Sound Parkway, Suite 200 Boca Raton, Florida 33487	Name and address of agent for service: Anthony Previte, Chief Executive Officer Interactive Network, Inc. 6800 Broken Sound Parkway, Suite 200 Boca Raton, Florida 33487

With a copy to:

Bradley Houser, Esq.

Akerman LLP

One Southeast Third Ave., 25th Floor

Miami, Florida 33131

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 (the “Amendment No. 1”) amends the Application for Qualification of Indentures under the Trust Indenture Act of 1939, as amended, on Form T-3 (File No. 022-28993) (the “Form T-3”) filed by the Applicants (as defined herein) and Co-Applicants (as defined herein) with the U.S. Securities and Exchange Commission on November 8, 2013 and includes exhibits previously omitted from the Form T-3 to update certain itemized information and exhibits to the Form T-3.

The following direct and indirect subsidiaries of FriendFinder Networks Inc. (the “Company”) or Interactive Network, Inc. (“INI”) are expected to be guarantors of the 14% Senior Secured Notes due 2018 and are co-applicants on this Form T-3 (the “Co-Applicants”).

Table of Co-Applicants

Argus Payments Inc.	Penthouse Digital Media Productions Inc.

Big Island Technology Group, Inc.	Penthouse Images Acquisitions, Ltd.

Blue Hen Group Inc.	PerfectMatch Inc.

Confirm ID, Inc.	Playtime Gaming Inc.

Danni Ashe, Inc.	PMGI Holdings Inc.

Fastcupid, Inc.	PPM Technology Group, Inc.

Fierce Wombat Games Inc.	Pure Entertainment Telecommunications, Inc.

FriendFinder California Inc.	Sharkfish, Inc.

FRIENDFINDER VENTURES INC.	Snapshot Productions, LLC

FRNK Technology Group	Streamray Inc.

General Media Art Holding, Inc.	Streamray Studios Inc.

General Media Communications, Inc.	Tan Door Media Inc.

General Media Entertainment, Inc.	Traffic Cat, Inc.

Global Alphabet, Inc.	Transbloom, Inc.

GMCI Internet Operations, Inc.	Various, Inc.

GMI On-Line Ventures, Ltd.	Video Bliss, Inc.

Magnolia Blossom Inc.	West Coast Facilities Inc.

Medley.com Incorporated	XVHUB Group Inc.

NAFT News Corporation

Item 1. GENERAL INFORMATION.

(a)

Form of organization. The Company and INI (collectively, the “Applicants”) are corporations. Each of the Co-Applicants have the form of organization as set forth in the table incorporated into this Amendment No. 1 by reference to Exhibit 99.1 to the Form T-3.

(b)

State or other sovereign power under the laws of which organized. The Company is organized under the laws of Nevada. INI is organized under the laws of Nevada. The state of organization of each Co-Applicant is set forth in the table incorporated into this Amendment No. 1 by reference to Exhibit 99.1 to the Form T-3.

Item 2. SECURITIES ACT EXEMPTION APPLICABLE.

As of the date of this Application, the Applicants have outstanding three series of notes: 14.0% Senior Secured Notes due 2013, 14.0% Cash Pay Secured Notes due 2013 and 11.5% Convertible Non-Cash Pay Secured Notes due 2014 (collectively, the “Existing Notes”), all of which were issued by the Applicants and guaranteed by all of the Applicants’ United States subsidiaries.

On September 17, 2013, the Company and each guarantor subsidiary filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code, in the United States Bankruptcy Court (the “Bankruptcy Court”) for the District of Delaware (the “Bankruptcy Filing”). The Company has filed with the Bankruptcy Court a proposed plan of reorganization (the “Plan of Reorganization”) that would result in the exchange of the Existing Notes for new common stock and a new series of 14.0% Senior Secured Notes due 2018 (the “New Notes”) to be issued by the reorganized Company and INI to holders (“Note Claim Holders”) of allowed claims in the Chapter 11 cases arising from or relating to the Existing Notes (“Allowed Note Claims”). The Chapter 11 cases are being jointly administered by the Bankruptcy Court as Case No. 13-12404 (CSS). The complete terms of the Plan of Reorganization are contained in the Amended Disclosure Statement and the Notice of Filing of Plan Supplement and the related exhibits thereto, which have been filed with the Bankruptcy Court and are incorporated by reference herein as Exhibit T3E.1 and Exhibit T3E.3, respectively.

As the New Notes are proposed to be issued by the Applicants and new common stock are proposed to be offered by the Company under the Plan of Reorganization entirely in exchange for the Note Claim Holders’ Allowed Note Claims, the issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended, pursuant to the provisions of section 1145(a) of Chapter 11 of Title 11 of the United States Bankruptcy Code. No Note Claim Holder of the outstanding securities has made or will be requested to make any cash payment to the Company for the exchange.

Item 3. AFFILIATES.

The following is a list of affiliates of the Applicants and Co-Applicants as of the date of this application.

Name of Entity	Record Owner	Percentage of Ownership
Argus Payments Inc.	Various, Inc.	100%
BIG HAT ENTERPRISES, INC.	Various, Inc.	100%
Big Island Technology Group, Inc.	Various, Inc.	100%
Blue Hen Group Inc.	FriendFinder Networks Inc.	100%
Confirm ID, Inc.	Various, Inc.	100%
Danni Ashe, Inc.	GMI On-Line Ventures, Ltd.	100%
Fastcupid, Inc.	Various, Inc.	100%
Fierce Wombat Games Inc.	Various, Inc.	100%
FriendFinder California Inc.	Various, Inc.	100%
FriendFinder GmbH	Various, Inc.	100%
FriendFinder Processing Ltd.	Various, Inc.	100%
FriendFinder United Kingdom Ltd.	Various, Inc.	100%
FRIENDFINDER VENTURES INC.	FriendFinder Networks Inc.	100%
FRNK Technology Group	Big Island Technology Group, Inc.	100%

Name of Entity	Record Owner	Percentage of Ownership
Frodo Enterprises Ltd.	Various, Inc.	100%
General Media Art Holding, Inc.	FriendFinder Networks Inc.	100%
General Media Communications, Inc.	FriendFinder Networks Inc.	100%
General Media Entertainment, Inc.	General Media Communications, Inc.	100%
Global Alphabet, Inc.	Interactive Network, Inc.	100%
GMCI Internet Operations, Inc.	General Media Communications, Inc.	100%
GMI On-Line Ventures, Ltd.	FriendFinder Networks Inc.	100%
GREAT GANILLY ENTERPRISE LIMITED	GMCI Internet Operations, Inc.	100%
Magnolia Blossom Inc.	Various, Inc.	100%
Medley.com Incorporated	Various, Inc.	100%
NAFT Media, S.L.	Penthouse Digital Media Productions Inc.	100%
NAFT News Corporation	FriendFinder Networks Inc.	100%
Network Domain Services N.V.	General Media Communications, Inc.	100%
New Light Brazil Administração Ltda.	Various, Inc.; Streamray Inc. (NV)	65%; 35%
Penthouse Clubs International Establishment	General Media Communications, Inc.	100%
Penthouse Digital Media Productions Inc.	General Media Communications, Inc.	100%
Penthouse Images Acquisitions, Ltd.	General Media Communications, Inc.	100%
PerfectMatch Inc.	Various, Inc.	100%
Playtime Gaming Inc.	FriendFinder Networks Inc.	100%
PMGI Holdings Inc.	FriendFinder Networks Inc.	100%
PPM Technology Group, Inc.	Various, Inc.	100%
Pure Entertainment Telecommunications, Inc.	General Media Communications, Inc.	100%
Sharkfish, Inc.	Interactive Network, Inc.	100%
Snapshot Productions, LLC	Video Bliss, Inc.	100%
Streamray, Inc. (Saint Kitts & Nevis)	Streamray Inc (NV)	100%
Streamray Inc. (NV)	Various, Inc.	100%
Streamray Processing Limited	Various, Inc.	100%
Streamray Studios Inc.	Streamray Inc. (NV)	100%
Tan Door Media Inc.	GMI On-Line Ventures Ltd.	100%
Traffic Cat, Inc.	Interactive Network, Inc.	100%
Transbloom, Inc.	Various, Inc.	100%
Various, Inc.	Interactive Network, Inc.	100%
Ventnor Enterprise Limited	Various, Inc.	100%
Video Bliss, Inc.	GMI On-Line Ventures, Ltd.	100%
West Coast Facilities Inc.	FriendFinder Networks Inc.	100%
Wight Enterprise Limited	Streamray Inc. (NV)	100%
XVHUB Group Inc.	FriendFinder Networks Inc.	100%

Following the confirmation of the Plan of Reorganization, it is expected that each of the affiliates listed above will continue to exist in the ownership structure described above.

For purposes of this application only, the officers and directors of the Applicants and Co-Applicants named in response to Item 4 hereof and the principal owners of the Applicants’ and Co-Applicants’ voting securities named in response to Item 5 hereof may be deemed affiliates by virtue of their positions with the Applicants or Co-Applicants or their holdings.

Item 4. DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all executive officers and directors of the Company as of the date of this application. The mailing address for each executive officer and director listed below is c/o FriendFinder Networks Inc., 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487.

Name	Position
Anthony Previte	Chief Executive Officer, President and Director
Marc H. Bell	Co-Chairman of the Board
Daniel C. Staton	Co-Chairman of the Board
Ezra Shashoua	Chief Financial Officer
James Sullivan	Chief Operating Officer (Acting)

Name	Position
David Gellen	Senior Vice President and General Counsel
Robert Brackett	President, Internet Group
Myra Tallerico	Vice President, Human Resources
Paul Asher	Corporate Secretary
Robert B. Bell	Director
Donald A. Johnson	Director
James "Jim" LaChance	Director
Toby E. Lazarus	Director
Steven Rattner	Director
Jason Smith	Director
Kai Shing Tao	Director

The following table sets forth the names of, and all offices held by, all executive officers and directors of INI as of the date of this application. The mailing address for each executive officer and director listed below is 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487.

Name	Position
Anthony Previte	Chief Executive Officer, President and Director
Ezra Shashoua	Chief Financial Officer, Treasurer and Director

The officers and directors of the Co-Applicants are set forth in the table incorporated into this Amendment No. 1 by reference to Exhibit 99.1 to the Form T-3.

The following table sets forth the names of, and all offices to be held by, all executive officers and directors of the reorganized Company following the confirmation of the Plan of Reorganization. The mailing address for each executive officer and director listed below will be determined before the confirmation of the Plan of Reorganization.

Name	Position
Anthony Previte	Chief Executive Officer and Director
Ezra Shashoua	Chief Financial Officer and Acting Corporate Secretary
Rob Brackett	President, Internet Group
James Sullivan	Acting Chief Operating Officer
David Gellen	Senior Vice President, General Counsel
Myra Tallerico	Vice President, Human Resources
Andrew Conru	Director
Lars Mapstead	Director
Terrence Zehrer	Director
Kenny Hawk	Director

Before the confirmation of the Plan of Reorganization, new board members and officers will be appointed for INI and the Co-Applicants.

Item 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Company as of November 4, 2013.

Name and Complete Mailing Address:	Title of Class Owned	Amount Owned	Percentage of Class of Voting Securities Owned(1)	Percentage of All Outstanding Voting Securities
Andrew B. Conru Trust Agreement(2) c/o Bose McKinney & Evans, LLP, 111 Monument Circle, Suite 2700, Indianapolis, IN 46204	Common Stock, par value $0.001 per share	10,913,140 Shares	27.0%	27.0%
Marc H. Bell(3)	Common Stock, par value $0.001 per share	5,594,778	17.0%	17.0%
Daniel C. Staton(4)	Common Stock, par value $0.001 per share	5,594,772	17.0%	17.0%
Staton Family Investments, Ltd.(5) 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487	Common Stock, par value $0.001 per share	3,682,893	11.2%	11.2%

(1)

Computed in accordance with Rule 13d-3(d)(1). As of November 4, 2013, there were 32,827,761 shares of the Company’s common stock outstanding.

(2)

Shares of common stock beneficially owned include: 3,280,879 shares of common stock reported on a Form 4 filed on March 7, 2012 and 7,632,261 shares of common stock issuable upon the conversion of the person’s Convertible Non-Cash Pay Secured Notes. To the best of our knowledge, Andrew Conru holds investment and voting power over the securities held by the Andrew B. Conru Trust Agreement.

(3)

Shares of common stock beneficially owned include: 184,190 shares held indirectly through the Bell Family 2003 Charitable Lead Annuity Trust, of which Mr. Bell is trustee and holds sole voting and dispositive power over the shares held in trust for the benefit of Mr. Bell’s minor children; and 5,368,921 shares held directly.

(4)

Shares of common stock beneficially owned include: 31,247 shares held directly and 5,521,858 shares held indirectly. Mr. Staton’s indirect ownership consists of 3,682,893 shares held through Staton Family Investments, Ltd., of which Mr. Staton is a member and holds sole voting and dispositive power over the shares owned by Staton Family Investments, Ltd.; 1,688,970 shares held by Staton Family Perpetual Trust, of which Mr. Staton is trustee and holds sole voting and dispositive power over the shares owned by Staton Family Perpetual Trust for the benefit of Mr. Staton’s minor children; and 149,995 shares held by Staton Media LLC, of which Mr. Staton is a member and manager and holds sole voting and dispositive power over the shares owned by Staton Media LLC.

(5)

Mr. Staton is a member of Staton Family Investments, Ltd. and has sole voting and dispositive power over its shares.

The following sets forth information as to each person owning 10 percent or more of the voting securities of INI as of November 4, 2013.

Name and Complete Mailing Address:	Title of Class Owned	Amount Owned	Percentage of Class of Voting Securities Owned(1)	Percentage of All Outstanding Voting Securities
FriendFinder Networks Inc. 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487	Common Stock, no par value per share	1	100%	100%

(1)

Computed in accordance with Rule 13d-3(d)(1). As of November 4, 2013, there was one share of INI common stock outstanding.

Information regarding stock ownership of the Co-Applicants is set forth in the table incorporated into this Amendment No. 1 by reference to Exhibit 99.1 to the Form T-3. The state of organization of each Co-Applicant is set forth therein. Following the confirmation of the Plan of Reorganization, the ownership of the Co-Applicants is expected to continue as set forth on Exhibit 99.1.

The following sets forth information as to each person owning 10 percent or more of the voting securities of the Company following the confirmation of the Plan of Reorganization.

Name and Complete Mailing Address:	Title of Class Owned	Amount Owned	Percentage of Class of Voting Securities Owned(1)	Percentage of All Outstanding Voting Securities
Andrew B. Conru Trust Agreement(2) c/o Bose McKinney & Evans, LLP, 111 Monument Circle, Suite 2700, Indianapolis, IN 46204	Common Stock, par value $0.001 per share	(3)	63.8%	63.8%

(1)

Computed in accordance with Rule 13d-3(d)(1).

(2)

To the best of our knowledge, Andrew Conru will hold investment and voting power over the securities to be held by the Andrew B. Conru Trust Agreement.

(3)

Amount to be determined based on the number of shares outstanding following the confirmation of the Plan of Reorganization.

The following sets forth information as to each person owning 10 percent or more of the voting securities of INI following the confirmation of the Plan of Reorganization.

Name and Complete Mailing Address:	Title of Class Owned	Amount Owned	Percentage of Class of Voting Securities Owned(1)	Percentage of All Outstanding Voting Securities
FriendFinder Networks Inc. 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487	Common Stock, no par value per share	1	100%	100%

(1)

Computed in accordance with Rule 13d-3(d)(1) and based on one share of the Company’s common stock outstanding following the confirmation of the Plan of Reorganization.

Item 6. UNDERWRITERS.

 (a)

Imperial Capital, LLC, 2000 Avenue of the Stars, 9th Floor, Los Angeles, CA 90067, and Ladenburg Thalmann & Co. Inc., 570 Lexington Avenue, 11th Avenue, New York, NY 10022, acted as joint underwriters in the initial public offering of 5,000,000 shares of the Company’s common stock, par value $0.001 per share. No person acted, within three years prior to the date hereof, as an underwriter of any securities of INI which are outstanding on the date hereof.

(b)

No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

Item 7. CAPITALIZATION.

Set forth below is certain information as to each authorized class of securities of the Company as of November 4, 2013. The Company’s three tranches of outstanding Notes were issued jointly with INI.

Title of Class	Amount Authorized	Amount Outstanding
14.0% Senior Secured Notes due 2013	$305,000,000(1) aggregate principal amount	$234,286,908.16 aggregate principal amount
14.0% Cash Pay Secured Notes due 2013	$13,778,000(1) aggregate principal amount	$10,583,418.00 aggregate principal amount
11.5% Convertible Non-Cash Pay Secured Notes due 2014	$232,457,118(1) aggregate principal amount	$320,254,296.00 aggregate principal amount
Preferred Stock, par value $0.001 per share	22,500,000 shares	-
Common stock voting, par value $0.001 per share(2)(3)	112,500,000 shares	32,827,761 shares
Series B common stock non-voting, par value $0.001 per share	12,500,000 shares	-

(1)

Represents the aggregate principal amount of the original issue.

(2)

As of November 4, 2013, there were 2,325,451 outstanding warrants to purchase voting common stock of the Company. These warrants have an expiration date of December 2021 and exercise prices between $5.00 and $18.00. The Company’s outstanding warrants will be canceled pursuant to the confirmation of the Plan of Reorganization.

(3)

As of November 4, 2013, there were options outstanding to purchase 1,202,052 shares of  voting common stock of the Company. The maximum number of shares for which stock options may be granted under the Company’s 2008 Stock Option Plan (the “Plan”) is 1,343,997 shares, subject to adjustment. Under the terms of the Plan, the options granted will expire no later than 10 years from the date of grant and will vest 20% on the first anniversary of the grant date and 20% on each succeeding four anniversaries of the grant date provided, however, that an optionee may exercise the vested portion of a stock option only after that date which is 18 months after May 16, 2011, the date of the Company’s initial public offering (“IPO”). The exercise price of an option shall be the closing price of the common stock on a national exchange immediately preceding the date of grant. The exercise price per share of any stock option agreement issued prior to May 16, 2011 was set at $10.00 per share, representing the price per share that the Company’s common stock was sold to the public pursuant to the IPO. The Company’s outstanding stock options  will be canceled pursuant to the confirmation of the Plan of Reorganization.

Set forth below is certain information as to each authorized class of securities of INI as of November 4, 2013. INI’s three tranches of outstanding Notes were issued jointly with the Company.

Title of Class	Amount Authorized	Amount Outstanding
14.0% Senior Secured Notes due 2013	$305,000,000(1) aggregate principal amount	$234,286,908.16 aggregate principal amount
14.0% Cash Pay Secured Notes due 2013	$13,778,000(1) aggregate principal amount	$10,583,418.00 aggregate principal amount
11.5% Convertible Non-Cash Pay Secured Notes due 2014	$232,457,118(1) aggregate principal amount	$320,254,296.00
Common shares, no par value per share	200 shares	1 share

(1)

Represents the aggregate principal amount of the original issue.

Each holder of common stock of the Company is entitled to one vote per share of common stock held by such holder on all matters submitted to a vote of the Company’s shareholders. Each holder of common stock of INI is entitled to one vote per share of common stock held by such holder on all matters submitted to a vote of INI’s stockholders. Holders of the Company’s and INI’s 14.0% Senior Secured Notes due 2013 and 14.0% Cash Pay Secured Notes due 2013 have no voting rights. Holders of the Company’s and INI’s 11.5% Convertible Non-Cash Pay Secured Notes due 2014 have no voting rights unless and until such 11.5% Convertible Non-Cash Pay Secured Notes are converted into shares of the Company’s common stock.

Capitalization information regarding the Co-Applicants is set forth in the table incorporated into this Amendment No. 1 by reference to Exhibit 99.1 to the Form T-3.

Item 8. ANALYSIS OF INDENTURE PROVISIONS.

The following is a general description of certain provisions of the Indenture governing the New Notes (the “Indenture”). The description is qualified in its entirety by reference to the form of Indenture filed with this Amendment No. 1 as Exhibit T3C. Capitalized terms used in this Item 8 and not defined herein have the meanings given to such terms in the Indenture or in that certain Transaction Support Agreement (the “Transaction Support Agreement”) and exhibits attached thereto, dated as of September 16, 2013, by and among the Applicants, certain of their direct and indirect subsidiary guarantors, certain of the First Lien Note Holders and certain of the Second Lien Note Holders. The Transaction Support Agreement is incorporated by reference herein as Exhibit T3G. The Applicants have not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution.

The New Notes will be issued under the Indenture to be dated as of the date of first issuance of New Notes pursuant to the Plan of Reorganization and entered into among the Company, INI, the Company’s and INI’s United States subsidiaries as guarantors (the “Guarantors”), and Computershare Trust Company, N.A., as trustee (the “Trustee”). The New Notes will also be subject to the following Indenture terms:

(i)

Guarantees: The Issuers’ obligations under the New Notes will be guaranteed on a first-priority senior secured basis by the Guarantors.

(ii)

Principal Amount: The aggregate principal amount of the New Notes issued will be $234,286,908.16, plus any additional principal issuable as interest payable on the Notes.

(iii)

Maturity Date: The maturity date of the New Notes will be the Fifth Anniversary of the Effective Date.

(iv)

Interest Rate: The New Notes will have an interest rate of 14.0% per annum, payable quarterly in cash.

(v)

Excess Cash Flow Sweep: The Excess Cash Flow Sweep of the New Notes will be 75% of Excess Cash Flow paid quarterly to repay principal until total leverage falls below 1.75x, stepping down to 50% of Excess Cash Flow while total leverage is below 1.75x (the “Excess Cash Flow Sweep Amount”). Such principal repayments from Excess Cash Flow shall be paid in cash equal to 110% of the principal amount repaid plus any accrued and unpaid interest thereon, to the date of repayment; provided, that (a) the 110% shall be reduced to 105% for the first $25 million principal amount so repaid during the first year, and (b)  so long as no Issuer has acquired any New Notes by bid in the open market during such period, the amount of any such principal payments shall be reduced by an amount, if any, necessary to avoid violating the Minimum Liquidity covenant then in effect.

(vi)

Mandatory Redemption: Upon the occurrence of any of the following events (each as defined in the Indenture), a holder of New Notes may require the Issuers to repurchase all or any part of such securities at a price determined in accordance with the Indenture: (1) a Change of Control of either Issuer; (2) an Asset Sale; (3) an Event of Loss; (4) a Qualified Initial Public Offering; (5) an Equity Issuance; (6) receipt of Net Cash Proceeds from debt issuances; and (7) receipt of Extraordinary Receipts totaling over $1 million.

(vii)

Optional Redemption: The Issuers may redeem the New Notes in whole or in part at any time at the price of 110.0% (expressed as a percentage of principal amount thereof) plus any accrued and unpaid interest.

(viii)

Market Purchases: The Indenture will provide that the Issuers may use up to 50% of any Excess Cash Flow Sweep Amount to make open market purchases of New Notes.

(ix)

Amortization: None.

(x)

Covenants: The New Notes will have standard covenants customary for senior secured note facilities of this type, which shall include, but not be limited to, the following covenants:

(1)

Maximum Total Leverage Ratio of 5.5:1 in the first year, decreasing by 0.5 per annum thereafter;

(2)

Capitalized Lease Obligations of $10 million in the aggregate;

(3)

A minimum liquidity covenant requiring that the unrestricted cash that is on deposit in accounts that are subject to account control agreements in favor of the Trustee shall not be less than $5 million, provided, that the $5 million will be increased to $10 million after the first four years;

(4)

Maximum Operating Lease Obligations shall not, in the aggregate, exceed $4,000,000 annually;

(5)

Limitations on making any loan, advance, guarantee, other extension of credit, capital contribution or investment, except for certain specified exceptions, including, without limitation, (1) listed existing investments, (2) loans and advances in the ordinary course of business by any Issuer to any wholly owned subsidiary and by any such subsidiary to any Issuer, (3) any acquisition not exceeding $20,000,000 and otherwise satisfying specified conditions, and (4) specified permitted investments, including, without limitation, investment in any Issuer or a wholly owned subsidiary of any Issuer, aggregate investments in any Person not exceeding $1,000,000 and investments in foreign subsidiaries up to $5,000,000 in the aggregate;

(6)

Limitations on creating, assuming, guaranteeing or allowing to exist any lien or indebtedness, except for Permitted Liens and Permitted Indebtedness, including, without limitation, listed existing indebtedness and liens, hedging agreements for up to $5,000,000, liens imposed by law in the ordinary course of business and purchase money liens;

(7)

Limitation on making restricted payments, including, without limitation, dividends or other distributions, redemptions or sinking fund payments, compensation to any affiliate or employee, and payments or prepayments on subordinated debt, all subject to certain described exceptions;

(8)

Limitations on entry into any transaction with or for the benefit of any affiliate, except for certain specified transactions, including, without limitation, those in the ordinary course of business in a manner and to an extent consistent with past practice and necessary or desirable for the prudent operation of the business, for fair consideration and on terms no less favorable than would be obtainable in a comparable arm’s length transaction with a non-affiliated Person;

(9)

Limitations on incurring any obligations as lessee in connection with any sale and leaseback transaction;

(10)

Limitations on liquidating or dissolving, or merging or consolidating with any Person, or conducting any sale with respect to the business, property or assets, or purchasing or otherwise acquiring the assets of any Person, except for (1) assets acquired in the ordinary course of business, (2) mergers and consolidations between the Company and its wholly owned subsidiaries satisfying certain conditions, (3) specified permitted acquisitions, (4) dispositions of obsolete or worn-out equipment in the ordinary course of business, and (5) liquidation or dissolution of any subsidiary that has no material assets or liabilities;

(11)

A minimum subscriber covenant requiring that the number of paid subscribers to the businesses of INI and its subsidiaries consisting of adult-oriented websites shall not decline by (i) 20% or more over any two consecutive fiscal quarters commencing with the quarter ended June 30, 2014 as compared to the same measure as of the last day of the fiscal quarter immediately preceding such two consecutive fiscal quarter period, or (ii) 30% or more over any four consecutive fiscal quarters commencing with the quarter ended December 31, 2014 as compared to the same measure as of the last day of the fiscal quarter immediately preceding such four consecutive fiscal quarter period.

(12)

The Issuers are required to comply with Section 314 of the Trust Indenture Act of 1939. In addition, the Issuers will be required to provide the Trustee and the holders of the New Notes with (1) periodic compliance certificates, (2) notice of any change of name, structure or jurisdiction of organization, (3) notice of default, material adverse change or material action, suit or proceeding, (4) copies of all information which are provided to holders of the Issuers’ debt or securities or to any securities exchange, and (5) notice of any material development with respect to value added tax liability;

(13)

Upon the occurrence of an event of default, the Required Holders will have the right to appoint a member of the Board of Directors and a board observer, provided, however, that if at the time of the occurrence of such event of default total leverage is equal to or greater than 5x the last four quarters of Adjusted EBITDA, then the Required Holders will have the right to appoint two members to the Board of Directors, which right and appointment will continue until the New Notes have been repaid or such earlier date as otherwise agreed to by the Required Holders, but board observation rights shall be preserved; and

(14)

There shall be a cap on compensation to 5% holders of equity of $2 million annually, which amount will increase to $3 million if total leverage ratio is less than 3:1, and will increase to $4 million if the total leverage ratio is less than 2:1;

(15)

The foreign subsidiaries of the Issuers and Guarantors, as applicable, are not permitted to hold (i) more than (x) $1,000,000 (excluding any reserves) in cash and Cash Equivalents in the aggregate at any one time outstanding or (y) $10,000,000 (including any reserves) in cash and Cash Equivalents in the aggregate at any one time outstanding or (ii) any reserves, except if held in third party financial institutions under certain circumstances. The covenant further requires that all revenue of each foreign subsidiary, net of reasonable expenses, is required to be promptly distributed to its parent.

(xi)

Security: The New Notes will be secured by a perfected first priority security interest in all of the present and future tangible and intangible assets of the Issuers and the Guarantors.

(xii)

Documentation: The documentation for the New Notes (which shall be satisfactory in form and substance to the Required Consenting Parties, the Issuers and the Guarantors) will include, among other items, an indenture and security documents (collectively, the “Financing Documentation”), Security Documents (as defined in the First Lien Indenture) and other existing related documents to the extent possible and will be modified, as appropriate, to reflect the terms set forth in this Item 8 of the application and the Plan Term Sheet attached as Exhibit A to the Transaction Support Agreement.

(xiii)

Events of Default: The Events of Default include, without limitation:

(1)

failure to timely make any of the payments required in connection with the New Notes or related documents when due or within 10 calendar days of the due date;

(2)

any representations or warranties made in connection with the New Notes or related documents were incorrect in any material respect when made or deemed made;

(3)

failure, in any material respect, to comply with the terms of the Indenture or other documents related to the New Notes, subject to any applicable cure period as provided for in the Indenture;

(4)

default under other indebtedness in excess of $500,000;

(5)

the institution of bankruptcy, insolvency, liquidation or dissolution proceedings or proceedings seeking the appointment of a receiver or other similar official, subject to any applicable cure period as provided for in the Indenture;

(6)

any lien securing the New Notes is contested or ceases to be valid;

(7)

entry of a final judgment exceeding $1,000,000, subject to a sixty (60) day cure period as provided for in the Indenture; and

(8)

the occurrence of an event or development which could reasonably be expected to have a material adverse effect.

(xiv)

Representations and Warranties: The Financing Documentation will contain representations and warranties as mutually agreed by the Issuers and the Required Consenting Parties.

(xv)

Governing Law: The governing law of the New Notes will be New York.

Item 9. OTHER OBLIGORS.

The Applicants’ obligations with respect to the New Notes will be guaranteed by the Co-Applicants as set forth below. The mailing address for each of the entities listed in the following table is: c/o FriendFinder Networks Inc., 6800 Broken Sound Parkway, Suite 200, Boca Raton, Florida 33487.

Argus Payments Inc.	Penthouse Digital Media Productions Inc.
Big Island Technology Group, Inc.	Penthouse Images Acquisitions, Ltd.
Blue Hen Group Inc.	PerfectMatch Inc.
Confirm ID, Inc.	Playtime Gaming Inc.
Danni Ashe, Inc.	PMGI Holdings Inc.
Fastcupid, Inc.	PPM Technology Group, Inc.
Fierce Wombat Games Inc.	Pure Entertainment Telecommunications, Inc.
FriendFinder California Inc.	Sharkfish, Inc.

FRIENDFINDER VENTURES INC.	Snapshot Productions, LLC
FRNK Technology Group	Streamray Inc.
General Media Art Holding, Inc.	Streamray Studios Inc.
General Media Communications, Inc.	Tan Door Media Inc.
General Media Entertainment, Inc.	Traffic Cat, Inc.
Global Alphabet, Inc.	Transbloom, Inc.
GMCI Internet Operations, Inc.	Various, Inc.
GMI On-Line Ventures, Ltd.	Video Bliss, Inc.
Magnolia Blossom Inc.	West Coast Facilities Inc.
Medley.com Incorporated	XVHUB Group Inc.
NAFT News Corporation

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

(a)

Pages numbered 1 to 12, consecutively.

(b)

The statement of eligibility and qualification on Form T-1 of the Trustee to be qualified.

(c)

The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A	Amended and Restated Articles of Incorporation of FriendFinder Networks Inc., which became effective on January 25, 2010.(1)
Exhibit T3B	Amended and Restated Bylaws of FriendFinder Networks Inc.(2)
Exhibit T3C

Form of Indenture, to be dated as of the effective date, among the Company, INI, the Guarantors and the Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear.

Exhibit T3D	Not Applicable.
Exhibit T3E.1	Amended Disclosure Statement with Respect to the Second Amended Joint Plan of Reorganization of PMGI Holdings Inc., et al., Debtors. (3)
Exhibit T3E.2	Notice of Hearing to Consider Confirmation of, and deadline for objecting to, Debtors’ Joint Plan of Reorganization. (4)
Exhibit T3E.3	Notice of Filing of Plan Supplement with respect to the Second Amended Joint Plan of Reorganization of PMGI Holdings, Inc., et al., Debtors, and related exhibits thereto.
Exhibit T3F

A cross reference sheet showing the location in the Indenture among FriendFinder Networks Inc., Interactive Network, Inc., the Guarantors and Computershare Trust Company, N.A., as Trustee, of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included as part of Exhibit T3C).

Exhibit T3G

Transaction Support Agreement (Recapitalization), dated as of September 16, 2013, by and among Interactive Network, Inc., FriendFinder Networks Inc., certain of their direct and indirect subsidiaries, the First Lien Note Holders and Second Lien Note Holders. (5)

Exhibit 25.1

Form T-1 qualifying Computershare Trust Company, N.A., as Trustee under the Indenture among FriendFinder Networks Inc., Interactive Network, Inc., the Guarantors and Computershare Trust Company, N.A., as Trustee to be qualified.

Exhibit 99.1	Table of Information Regarding Co-Applicants. (6)

(1)

Incorporated by reference to Exhibit 3.4 filed with the Form S-1(File No. 333-156414) on January 26, 2010.

(2)

Incorporated by reference to Exhibit 3.2 filed with the Form 10-K for the year ended December 31, 2011 on March 29, 2012.

(3)

Incorporated by reference to Exhibit T3E.1 filed with the Form T-3 (File No. 022-28993) on November 8, 2013.

(4)

Incorporated by reference to Exhibit T3E.2 filed with the Form T-3 (File No. 022-28993) on November 8, 2013.

(5)

Incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on September 19, 2013.

(6)

Incorporated by reference to Exhibit 99.1 filed with the Form T-3 (File No. 022-28993) on November 8, 2013.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Boca Raton and State of Florida on December 4, 2013.

Applicants:

(SEAL)		FRIENDFINDER NETWORKS INC.

		By:	/s/ Anthony Previte
		Name:	Anthony Previte
		Title:	Chief Executive Officer, President and Director

INTERACTIVE NETWORK, INC.

Attest:	/s/ Ezra Shashoua	By:	/s/ Anthony Previte
Name:	Ezra Shashoua	Name:	Anthony Previte
		Title:	Chief Executive Officer, President and Director

Co-Applicants:

ARGUS PAYMENTS INC.

BIG ISLAND TECHNOLOGY GROUP, INC.

BLUE HEN GROUP INC.

CONFIRM ID, INC.

DANNI ASHE, INC.

FASTCUPID, INC.

FIERCE WOMBAT GAMES INC.

FRIENDFINDER CALIFORNIA INC.

FRIENDFINDER VENTURES INC.

FRNK TECHNOLOGY GROUP

GENERAL MEDIA ART HOLDING, INC.

GENERAL MEDIA COMMUNICATIONS, INC.

GENERAL MEDIA ENTERTAINMENT, INC.

GLOBAL ALPHABET, INC.

GMCI INTERNET OPERATIONS, INC.

GMI ON-LINE VENTURES, LTD.

MAGNOLIA BLOSSOM INC.

MEDLEY.COM INCORPORATED

NAFT NEWS CORPORATION

PENTHOUSE DIGITAL MEDIA PRODUCTIONS INC.

PENTHOUSE IMAGES ACQUISITIONS, LTD.

PERFECT MATCH INC.

PLAYTIME GAMING INC.

PMGI HOLDINGS INC.

PPM TECHNOLOGY GROUP, INC.

PURE ENTERTAINMENT  TELECOMMUNICATIONS, INC.

SHARKFISH, INC.

SNAPSHOT PRODUCTIONS, LLC

STREAMRAY INC.

STREAMRAY STUDIOS INC.

TAN DOOR MEDIA INC.

TRAFFIC CAT, INC.

TRANSBLOOM, INC.

VIDEO BLISS, INC.

WEST COAST FACILITIES INC.

XVHUB GROUP INC.

By:	/s/ Anthony Previte
Name:	Anthony Previte
Title:	President

VARIOUS, INC.

By:	/s/ Anthony Previte
Name:	Anthony Previte
Title:	Chief Executive Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3C

Form of Indenture, to be dated as of the effective date, among the Company, INI, the Guarantors and the Trustee, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear.

Exhibit T3E.3	Notice of Filing of Plan Supplement with respect to the Second Amended Joint Plan of Reorganization of PMGI Holdings Inc., et al, Debtors, and related exhibits thereto.
Exhibit T3F

A cross reference sheet showing the location in the Indenture among FriendFinder Networks Inc., Interactive Network, Inc., the Guarantors and Computershare Trust Company, N.A., as Trustee, of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included as part of Exhibit T3C).

Exhibit 25.1

Form T-1 qualifying Computershare Trust Company, N.A., as Trustee under the Indenture among FriendFinder Networks Inc., Interactive Network, Inc., the Guarantors and Computershare Trust Company, N.A., as Trustee to be qualified.